United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

  CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 NOTICE TO DEBENTURE HOLDERS OF THE 6TH ISSUANCE OF PARTICIPATING DEBENTURES ISSUED BY VALE S.A. Vale S.A. (“Company” or “Vale”) informs to the holders of the 6th (sixth) issuance of single series participating debentures (debêntures participativas) issued by the Company (“Debenture Holders”, “Issuance” and “Debentures”, respectively)1 and to GDC Partners Serviços Fiduciários D.T.V.M. Ltda., in its capacity as fiduciary agent for the Issuance (“Fiduciary Agent”), a proposal for the optional acquisition by the Company of up to all of the Debentures (“Optional Acquisition Offer”). The price to be paid by the Company for each of the Debentures, within the scope of the Optional Acquisition Offer, will be of R$42.00 (forty-two Brazilian Reais) per Debenture (“Acquisition Price”). The Acquisition Price is fixed and will not change until the Optional Acquisition Date. The Optional Acquisition Offer provided for herein will be carried out in accordance with the procedures set forth in Brazilian Securities and Exchange Commission’s (“CVM”) Resolution No. 77, of March 29, 2022 (“CVM Resolution 77”), and implemented by BANCO CITIBANK S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Avenida Paulista 1.111, 2nd floor, part, Zip Code (CEP) 01311-920, registered with the Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda (“CNPJ”) under No. 33.479.023/0001-80 (“Citi”), through the trading system of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), and the Company undertakes to carry out such acquisition on November 5th, 2025 (“Optional Acquisition Date” and “Optional Acquisition”, respectively), and will be subject only to the Conditions (as defined below). Financial settlement of the Optional Acquisition provided hereunder by the Company will take place on the Optional Acquisition Date, with due regard to the operational procedures of B3. Citi, BANCO BRADESCO BBI S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 1.309, 10th floor, Vila Nova Conceição, Zip Code (CEP 04543-011), registered with the CNPJ under No. 06.271.464/0073-93, BTG PACTUAL INVESTMENT BANKING LTDA., a limited liability company (sociedade limitada) headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.477, unit 14, Itaim Bibi, Zip Code (CEP) 04.538-133, registered with the CNPJ under No. 46.482.072/0001-13, ITAÚ BBA ASSESSORIA FINANCEIRA S.A., a Brazilian corporation (sociedade anônima) headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 3.500, 1st, 2nd, 3rd (part), 4th and 5th floors, Itaim Bibi, Zip Code (CEP) 04.538-132, registered with the CNPJ under No. 04.845.753/0001-59 and BANCO SANTANDER (BRASIL) S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2.041 and 2.235, A Block, Vila 1 Issued under the “Private Deed of the 6th (Sixth) Issuance of Participating Debentures of Vale S.A.”, entered into on June 24, 1997, as amended from time to time (“Debenture Deed”). CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Olímpia, Zip Code (CEP) 04543-011, registered with the CNPJ under No. 90.400.888/0001-42 are considered intermediary institutions for the purposes of the Optional Acquisition Offer. The Company hereby declares and undertakes that, after the effective acquisition of the Debentures mentioned in this Optional Acquisition Offer, it will cancel the Debentures that are acquired and will not remarket them, pursuant to the applicable legislation. The Optional Acquisition Offer will be for up to the totality of the Debentures. However, the implementation of the Optional Acquisition Offer is not conditioned on the adhesion by holders of up to a certain minimum or maximum quantity of Debentures. The Company will acquire as many Debentures as are indicated in the sale intention notices it receives, and may therefore acquire up to all of the outstanding Debentures. The Optional Acquisition is binding, but is subject to the following cumulative conditions: (i) the Company or its subsidiaries obtaining, in any form whatsoever, financing or financing availability of any nature, on terms that are reasonably satisfactory to the Company for consummating the Optional Acquisition Offer; and (ii) the Company receiving the Debentures indicated in the Sale Intention Notices that are validly received by the Company (“Conditions”). The Optional Acquisition will be made solely and exclusively in national currency. The Conditions are for the sole benefit of the Company and any determination made by the Company concerning an event, development or circumstance described or referred to above shall be final and binding. In case any of the Conditions are not satisfied, for whatever reason, the Optional Acquisition Offer shall be canceled and the Company’s obligations hereunder shall be terminated. Procedure for adhesion to the Optional Acquisition Offer: Debenture Holders who are interested in selling their Debentures within the Optional Acquisition Offer must conclude all the procedures set forth below no later than 7:20 p.m. (Brasília time) on October 31, 2025 (“Manifestation Deadline”). a. Procedures applicable to all Debenture Holders Debenture Holders who are interested in selling their Debentures within the Optional Acquisition Offer must manifest their adhesion to this Optional Acquisition Offer within the Manifestation Deadline, in writing, by sending a notice in the form of Exhibit I (“Sale Intention Notice”) to the Company with a copy to the Fiduciary Agent and to Citi, to the following e-mail addresses: adesao.oferta@vale.com; gdc@gdcdtvm.com.br; bernardo.novaes@citi.com; bookbuilding.br@citi.com. The Sale Intention Notice must be unilaterally signed by the Debenture Holder, who may, within the Manifestation Deadline, rectify, resend or withdraw from a Sale Intention Notice previously sent, partially or totally, also unilaterally, by sending a new Sale Intention Notice following the procedure CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 described above. If the Debenture Holder has already manifested its adhesion to this Optional Acquisition Offer directly in the NoMe system, such Debenture Holder, in addition to sending a new Sale Intention Notice, must also make the same adjustment directly in the NoMe system and, in failing to do so, the previously registered intention to sell will prevail. In addition, Debenture Holders that formally submit the Sale Intention Notice shall contact their respective custodians in order to implement all the necessary measures required for the Debentures to be available for acquisition through the securities trading system. FOR PURPOSES OF CALCULATING WITHHOLDING INCOME TAX (IMPOSTO DE RENDA RETIDO NA FONTE), DEBENTURE HOLDERS WHO ARE NOT RESIDENT OR NOT DOMICILED IN BRAZIL AND THAT (I) DO NOT SUBMIT THE SALE INTENTION NOTICE WITHIN THE MANIFESTATION DEADLINE WITH THE ACQUISITION VALUE, QUANTITY AND DATE OF ACQUISITION OF THE DEBENTURES TO BE SOLD WILL HAVE THE ACQUISITION COST OF SUCH DEBENTURES CONSIDERED TO BE EQUAL TO ZERO; OR (II) DELIVER THE SALE INTENTION NOTICE WITHIN THE MANIFESTATION DEADLINE WITH INACCURATE DATA REGARDING THE ACQUISITION VALUE, QUANTITY AND/OR DATE OF ACQUISITION OF THE DEBENTURES TO BE SOLD MAY HAVE THEIR WITHHOLDING INCOME TAX (IMPOSTO DE RENDA RETIDO NA FONTE) CALCULATED AT A HIGHER OR LOWER AMOUNT, AS THE CASE MAY BE. THE DEBENTURE HOLDERS IS FULLY RESPONSIBLE FOR CORRECTLY PROVIDING THIS INFORMATION, EXEMPTING THE PAYING SOURCE FROM ANY LIABILITY FOR OVERPAYMENT OR UNDERPAYMENT ARISING OUT OF ANY ABSENT OR INACCURATE DATA PROVIDED. Once the (i) Sale Intention Notice is delivered by the Debenture Holders according to the above; and (ii) exclusively for the Debenture Holders that have their Debentures under custody with the Bookkeeper (as defined below), the procedures for sending the Deposit/Withdrawal Order (as defined below) are concluded pursuant to item (b) below, all Debenture Holders who have or begin to have their Debentures held in custody with B3 and that are interested in selling their Debentures within the Optional Acquisition Offer must manifest their adhesion to the Optional Acquisition Offer within the Manifestation Deadline directly in the NoMe system, through their respective custodian. The entry is made in Securities (Títulos e Valores Mobiliários) > Registration of Operations (Cadastramento de Operações) > Repurchase by the Issuer (Recompra pelo Emissor) > Manifestation of sale to the Issuer (Manifestação de venda para o Emissor). For further information, see the Operations Manual –NoMe System (link: https://www.b3.com.br/data/files/35/62/6E/D8/5FD1E610BB692DD6AC094EA8/Manual%20de%20Operacoes%20-%20Sistema%20NoMe.pdf). For the purposes of filling in the system, the Debenture’s asset code with B3 is 3961940-0. A DEBENTURE HOLDER THAT FORMALLY SUBMITS THE SALE INTENTION NOTICE BUT FAILS TO ENTRY ITS INTENTION TO SELL THE DEBENTURES DIRECTLY IN THE NoMe SYSTEM ACCORDING TO THE PROCEDURES ABOVE WILL NOT PARTICIPATE IN THE OPTIONAL ACQUISITION OFFER AND CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 THEREFORE WILL BE PREVENTED FROM SELLING ITS DEBENTURES IN THE CONTEXT OF THE OPTIONAL ACQUISITION OFFER. Debenture Holder’s entries of intentions to sell shall be unilateral. Debenture Holders’ previous entries of sale intentions may be unilaterally withdrawn, in whole or in part, also unilaterally, when and if such entries are made within the Manifestation Deadline. Between the entry of the sale manifestation of Debentures to the Company in the NoMe system and the respective Optional Acquisition Date, the quantity of Debentures indicated in the system will remain blocked and no movement may be made by the Debenture Holder, being viewed in the Custody Position Module (Módulo de Posição de Custódia). DEBENTURE HOLDERS MUST BE AWARE THAT THEY MAY NOT CONDITION THEIR INTENTION TO PARTICIPATE IN THE OPTIONAL ACQUISITION OFFER, AND IF THEY DO NOT EXPRESS THEIR INTENTION TO WITHDRAW VIA ENTRY IN THE NoMe SYSTEM WITHIN THE MANIFESTATION DEADLINE, THE SALE OF THE DEBENTURE WILL BE AUTOMATICALLY PROCESSED BY THE NoMe SYSTEM, REGARDLESS OF WHETHER THE OPTION TO CONDITION THEIR PARTICIPATION VIA THE NoMe SYSTEM HAS BEEN WRONGLY ASSIGNED. b. Additional procedures applicable to Debenture Holders who have their Debentures held in custody with the Bookkeeper Exclusively those Debenture Holders who have their Debentures held in custody with Banco Bradesco S.A., a financial institution headquartered in the City of Osasco, State of São Paulo, at Núcleo Cidade de Deus s/nº, Vila Yara, registered with the CNPJ under No. 60.746.948/0001-12 (“Bookkeeper”), and who are interested in selling their Debentures under the Optional Acquisition Offer, prior to making the entry of their sale intention into the NoMe system, as per item (a) above, must first (i) fill out and sign the respective Deposit/Withdrawal Order – CETIP (Ordem de Depósito/Retirada – CETIP), which shall be obtained with the Bookkeeper and also signed by the relevant intermediary institution (brokerage firm) (“Deposit/Withdrawal Order”); and (ii) provide, within the deadline established by the Bookkeeper and according to its instructions, all the required documentation requested by the Bookkeeper. Once such procedures are concluded and the Debentures are registered in B3/CETIP, the Debenture Holder must manifest its adhesion to this Optional Acquisition Offer directly in the NoMe system according to item (a) above. In addition, Vale hereby warns Debenture Holders who have their Debentures held in custody with the Bookkeeper and that formally submit the Sale Intention Notice that it is their sole responsibility to timely implement all the necessary measures required for the Debentures to be available for acquisition under the Optional Acquisition Offer. In order to do so, Debenture Holders shall timely (i) contact their custodians if they already have a relationship with a brokerage firm or custodial agent; or (ii) in the absence of such a relationship, arrange to have an account opened with CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 a brokerage firm or custodial agent. Failure to implement such measures in a timely and proper manner will prevent the Debenture Holders from selling their Debentures in the context of the Optional Acquisition Offer and Vale shall not be held liable. By accepting the Optional Acquisition Offer and the sale of the respective Debentures, the Debenture Holder agrees that the acquisition of the Debentures will automatically and fully cover the sale, assignment and transfer to the Company of all rights, claims, credits and accessories inherent thereto, whether past, present and future, from the issue date of the Debentures until the Optional Acquisition Date, without any retention or reservation by the Debenture Holder. Information concerning the Optional Acquisition Offer as required under the terms of Exhibit H (Anexo H) of CVM’s Resolution No. 80, of March 29, 2022, as amended, can be found in Exhibit I of the Press Release disclosed to the market on the date hereof and is available on the Company’s and CVM’s website on the world wide web. Exemption from certain requirements of the Securities Exchange Act of 1934. For U.S. holders of the Debentures, the Optional Acquisition Offer is being made on the basis of the “Tier 1” exemption (as set out under Rule 14d-1 of the Securities Exchange Act of 1934) from, inter alia, the requirements of Rule 14e-1 of the Securities Exchange Act of 1934. If you have further questions or require additional clarifications, please contact Citi and the Company at the following e-mail addresses: bernardo.novaes@citi.com; bookbuilding.br@citi.com; adesao.oferta@vale.com. Rio de Janeiro, October 6, 2025. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXHIBIT I NOTICE OF INTENT TO SELL PARTICIPATING DEBENTURES OF THE 6TH (SIXTH) ISSUANCE OF VALE S.A. SELLER’S LEGAL INFORMATION Name/Corporate Name: [•] CPF/MF or CNPJ/MF: [•] Address: [•] Phone Number: [•] ZIP CODE: [•] City: [•] STATE: [•] Country: [•] FIELDS BELOW MUST BE FILLED EXCLUSIVELY BY SELLERS NOT RESIDENT OR NOT DOMICILED IN BRAZIL Country of Residence or Domicile: [•] ACQUIRER’S LEGAL INFORMATION Corporate Name: Vale S.A. (“Company”) CNPJ/MF: 33.592.510/0001-54 Address: Praia de Botafogo 186, rooms 901, 1101, 1601 (part), 1701 and 1801, Botafogo Phone Number: (21) 3485-5000 ZIP CODE: 22250-145 City: Rio de Janeiro STATE: RJ Country: Brazil CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 TERMS AND CONDITIONS OF THE ACQUISITION This notice of intent to sell debentures refers to the optional acquisition offer by the Company of the single series participating debentures (debêntures participativas) of the 6th (sixth) issuance of the Company (“Debentures”), which are subject to the “Private Deed of the 6th (Sixth) Issuance of Participating Debentures of Vale S.A.”, entered into on June 24, 1997, as amended from time to time (“Debenture Deed” and “Optional Acquisition Offer”, respectively). QUANTITY OF DEBENTURES HELD BY THE SELLER QUANTITY OF DEBENTURES THE SELLER WISHES TO SELL PAYMENT METHOD TOTAL AMOUNT TO BE PAID [•] [•] In cash, in national currency Purchase Price (as defined in Exhibit I of the Press Release regarding the Optional Acquisition Offer) If applicable, minimum acquisition premium accepted by the debenture holder. (Which may not be higher than the maximum premium offered by the issuing company. This item should be kept only in the circumstances provided for in section 19, § 6, item II, of CVM Resolution No. 77, of March 29, 2022) Not applicable to the Optional Acquisition Offer Does this notice of intention to sell have any additional conditions as referred to in section 19, § 5, of CVM Resolution No. 77, of March 29, 2022 Not applicable to the Optional Acquisition Offer If the answer to the above item is “Yes”, please check the applicable condition below: CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 I - adhesion of debenture holders interested in selling all the debentures indicated as part of the acquisition under the communication from the issuing company (including the debentures held by this debenture holder); or Not applicable to the Optional Acquisition Offer II - adhesion of debenture holders interested in selling ____ debentures of this [issue/series] (including the debentures held by this debenture holder), defined by the holder himself. Not applicable to the Optional Acquisition Offer FIELDS BELOW MUST BE FILLED EXCLUSIVELY BY DEBENTURE HOLDERS NOT RESIDENT OR NOT DOMICILED IN BRAZIL QUANTITY OF DEBENTURES ACQUIRED ACQUISITION COST (R$) DATE OF ACQUISITION [•] [•] [•] FOR PURPOSES OF CALCULATING WITHHOLDING INCOME TAX (IMPOSTO DE RENDA RETIDO NA FONTE), SELLERS WHO ARE NOT RESIDENT OR NOT DOMICILED IN BRAZIL AND THAT (I) DO NOT SUBMIT THE SALE INTENTION NOTICE WITHIN THE MANIFESTATION DEADLINE WITH THE ACQUISITION VALUE, QUANTITY AND DATE OF ACQUISITION OF THE DEBENTURES TO BE SOLD WILL HAVE THE ACQUISITION COST OF SUCH DEBENTURES CONSIDERED TO BE EQUAL TO ZERO; OR (II) DELIVER THE SALE INTENTION NOTICE WITHIN THE MANIFESTATION DEADLINE WITH INACCURATE DATA REGARDING THE ACQUISITION VALUE, QUANTITY AND/OR DATE OF ACQUISITION OF THE DEBENTURES TO BE SOLD MAY HAVE THEIR WITHHOLDING INCOME TAX (IMPOSTO DE RENDA RETIDO NA FONTE) CALCULATED AT A HIGHER OR LOWER AMOUNT, AS THE CASE MAY BE. THE SELLER IS FULLY RESPONSIBLE FOR CORRECTLY PROVIDING THIS INFORMATION, EXEMPTING THE PAYING SOURCE FROM ANY LIABILITY FOR OVERPAYMENT OR UNDERPAYMENT ARISING OUT OF ANY ABSENT OR INACCURATE DATA PROVIDED. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 The Seller hereby represents that it is aware of and in full agreement with all the terms and conditions of the Optional Acquisition Offer and that the Debentures held by it that it wishes to sell under the terms set forth herein are, on this date, and will be, on the Optional Acquisition Date, free and clear of any liens or encumbrances. [Place], [date]. _____________________________________________ SELLER

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 6, 2025		Director of Investor Relations